1401 McKinney, Suite 2400 • Houston, Texas 77010
Phone 713.759.2600
Robert L. Hayter
Senior Counsel and
Assistant Secretary
April 17, 2006
Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halliburton Company Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No. 1-03492 Filed April 7, 2006
Dear Mr. Schwall:
This letter provides a response to comments 1 and 2 of the Staff of the Division of Corporation Finance letter to David J. Lesar, dated April 13, 2006, with regard to its review of Halliburton Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2006. Halliburton’s responses to the Staff’s comments are prefaced by the Staff’s corresponding comments in bold text. Halliburton is submitting hard copies of this memorandum to Ms. Mellissa Campbell Duru and you.
Proposal to Approve Board Policy on Future Severance Agreements, page 31

1.	We note your response to prior comment 1. Revise the preliminary proxy statement to make it clear that the 2.99 limitation applies only to the benefits enumerated in the fourth paragraph. Revise the fifth paragraph to clarify that there are no limitations on amounts to be paid for those items other than the limitation imposed by the directors’ fiduciary duties and exercise of business judgment.

The proposal has been revised to address the Staff’s comments.

2.	Revise the preliminary proxy statement to provide the following:

•	a statement clarifying which of the items delineated amongst the list of items not considered “benefits” are not currently part of the severance agreements provided to current officers; and,

•	examples of post-termination covenants other than the covenant not-to-compete.

The proposal has been revised to address the Staff’s comments.

Halliburton Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Halliburton Company’s annual meeting is scheduled for May 17, 2006. Because of the time needed to print and mail the proxy statement, and allow stockholders adequate time to review the material and consider the proposals, we are rapidly approaching a point where the meeting will need to be rescheduled, with considerable expense to the Company and its stockholders. Halliburton would, therefore, appreciate a call from the Staff to discuss any remaining issues as soon as possible.
If you have any questions or require further information, please do not hesitate to contact me, Margaret E. Carriere, Senior Vice President and Corporate Secretary, or Bruce A. Metzinger, Assistant General Counsel, at (713) 759-2616, (713) 759-2617 and (713) 759-2623, respectively.

Respectfully submitted,

/s/ Robert L. Hayter

Robert L. Hayter
Enclosures

cc:	Ms. Mellissa Campbell Duru Division of Corporate Finance Margaret E. Carriere Bruce A. Metzinger David J. Lesar